SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------
                                  SCHEDULE 13D
                                 (RULE 13D-102)

     INFORMATION  TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                                   LAZARD LTD
                      ------------------------------------
                                (Name of Issuer)



                              CLASS A COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)


                                    G54050102
                      ------------------------------------
                                 (CUSIP Number)

                                 STEVEN J. GOLUB
                               LAZ-MD HOLDINGS LLC
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 632-6000
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                                  ADAM D. CHINN
                                GAVIN D. SOLOTAR
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                DECEMBER 6, 2006
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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--------------------         ---------------         ---------------
CUSIP No. G54050102          SCHEDULE 13D            (PAGE 2)
--------------------         ---------------         ---------------
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1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
LAZ-MD Holdings LLC
I.R.S. Identification No. 20-2146423
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2 CHECK                                                            (a)[ ]
THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (b)[X]
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SEC USE ONLY
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4 SOURCE OF FUNDS: OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                         [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
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NUMBER OF     7 SOLE VOTING POWER: 56,098,448 (see Items 1 and 5)
SHARES        8 SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY      9 SOLE DISPOSITIVE POWER: 56,098,448 (see Items 1 and 5)
EACH          10 SHARED DISPOSITIVE POWER: 0
REPORTING
PERSON WITH
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 56,098,448 (see
Items 1 and 5)

-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  52.6%
        (see Items 1 and 5)
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON: HC
-------- ----------------------------------------------------------------------


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            This Schedule 13D is being filed on behalf of LAZ-MD Holdings LLC, a Delaware limited liability company ("LAZ-MD HOLDINGS"). The Statement on
Schedule 13D originally filed with the Securities and Exchange Commission by LAZ-MD Holdings on May 20, 2005 is hereby amended and supplemented as set forth below (as amended by this Amendment No. 1, the "Schedule 13D").

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the "CLASS A COMMON STOCK"), of Lazard Ltd, a Bermuda exempted company (the "COMPANY"). The address of the principal executive offices of the Company is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. LAZ-MD Holdings disclaims beneficial ownership of all of the shares of Class A Common Stock reported herein, as explained below.

            In connection with the initial public offering of the Class A Common Stock by the Company (the "IPO") on May 10, 2005, LAZ-MD Holdings was issued a Common Interest (a "LAZARD GROUP COMMON INTERESt") in Lazard Group LLC, a Delaware company and an indirect, controlled affiliate of the Company that holds the financial advisory and asset management businesses of the Company (formerly known as Lazard LLC) ("LAZARD GROUP"). The Lazard Group Common Interest issued to LAZ-MD Holdings at the time of the IPO consisted of 62,500,000 units.

            Pursuant to the Master Separation Agreement (the "MASTER SEPARATION AGREEMENT"), dated as of May 10, 2005, by and among the Company, Lazard Group, LAZ-MD Holdings and LFCM Holdings LLC, the Lazard Group Common Interest issued to LAZ-MD Holdings is exchangeable with the Company (or its subsidiaries) for shares of Class A Common Stock, on the basis of one unit of such Lazard Group Common Interest for each share of Class A Common Stock (subject to customary anti-dilution adjustments). Accordingly, the Lazard Group Common Interest issued to LAZ-MD Holdings on May 10, 2005 was exchangeable for 62,500,000 shares of Class A Common Stock.

            The Lazard Group Common Interest issued to LAZ-MD Holdings is associated with the outstanding Class II Interests in LAZ-MD Holdings (the "LAZ-MD CLASS II INTERESTS"). The LAZ-MD Class II Interests were issued to the current and former managing directors of Lazard Group LLC and its subsidiaries in exchange for their interests in Lazard Group in connection with the IPO. Pursuant to the Master Separation Agreement, the LAZ-MD Class II Interests are effectively exchangeable for shares of Class A Common Stock. In the event of an exchange of a LAZ-MD Class II Interest, LAZ-MD Holdings will generally redeem such LAZ-MD Class II Interest in exchange for an equivalent number of units of the Lazard Group Common Interest issued to LAZ-MD Holdings, which Lazard Group Common Interest units will in turn be automatically exchanged with the Company (or its subsidiaries) for shares of Class A Common Stock. As each unit of the Lazard Group Common Interest issued to LAZ-MD Holdings is associated with each unit of outstanding LAZ-MD Class II Interests held by members of LAZ-MD Holdings under the terms of the Master Separation Agreement, LAZ-MD Holdings disclaims beneficial ownership of all of the shares of Class A Common Stock into which the Lazard Group Common Interest is exchangeable.

            On December 6, 2006 certain current and former managing directors (the "SELLING SHAREHOLDERS") of Lazard Group, including the persons listed on
Schedule I, closed on a secondary offering (the "SECONDARY OFFERING") of 6,000,000 shares of the Company's Class A common stock (the "CLASS A COMMON STOCK"). In connection with the Secondary Offering the following occurred:

            (1) LAZ-MD Holdings (or its affiliates) redeemed an aggregate of 6,000,000 LAZ-MD Class II Interests held by the Selling Shareholders for an equivalent number of Lazard Group Common Interests;

            (2) such Lazard Group Common Interests were in turn exchanged with the Company (or its subsidiaries) for an aggregate of 6,000,000 shares of Class A Common Stock; and

            (3) the Selling Shareholders, including the persons listed on
SCHEDULE I (in the amounts set forth on SCHEDULE I), sold an aggregate of 6,000,000 shares of Class A Common Stock in an underwritten offering for $45.42 per share.

            The Lazard Group Common Interests held by LAZ-MD Holdings after the Secondary Offering consist of 56,098,448 units as of the date hereof, and pursuant to the Master Separation Agreement, the Lazard Group Common Interests issued to LAZ-MD Holdings are exchangeable for 56,098,448 shares of Class A Common Stock as of the date hereof.

            The foregoing discussion is qualified in its entirety by reference to the Master Separation Agreement, which was filed as an exhibit to this
Schedule 13D on May 20, 2005 and is incorporated by reference in its entirety to this Item 1.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As described in "Item 1--Security and Issuer," in connection with the Secondary Offering and in accordance with the Master Separation Agreement, the Selling Shareholders exchanged an aggregate amount of 6,000,000 LAZ-MD Class II Interests for an aggregate amount of 6,000,000 Lazard Group Common Interests which were in turn exchanged for an aggregate amount of 6,000,000 shares of Class A Common Stock. The Selling Shareholders sold 6,000,000 shares of Class A Common Stock in an underwritten offering on December 6, 2006. LAZ-MD Holdings did not receive any proceeds from such sale by the Selling Shareholders.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

   (a)      See "Item 1--Security and Issuer." As noted in "Item
            1--Security and Issuer," LAZ-MD Holdings disclaims beneficial ownership of the shares of Class A Common Stock into which the Lazard Group Common Interest is exchangeable. See Schedule I for information with respect to the directors of LAZ-MD Holdings.

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   (b)      Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. See Schedule I for information with respect to the directors of LAZ-MD Holdings.

   (c) There were no transactions in the Class A Common Stock by LAZ-MD Holdings during the last sixty days, other than the disposition of Lazard Group Common Interests on December 6, 2006 in connection with the Secondary Offering as described above. For a description of this transaction and the securities involved, see "Item 1--Security and Issuer" and "Item 3--Source and Amount of Funds or Other Consideration."

            Other than the transactions by the directors of LAZ-MD Holdings on December 6, 2006 in connection with the Secondary Offering described in "Item 1--Security and Issuer" and as detailed on SCHEDULE I hereto , to the knowledge of LAZ-MD Holdings, no transactions in the shares of Class A Common Stock were effected by any of the persons listed on Schedule I hereto during the 60 days prior to and including December 6, 2006.

   (d)      See "Item 1--Security and Issuer."

   (e)      Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                      RESPECT TO SECURITIES OF THE ISSUER.


            On December 6, 2006, upon the closing of the Secondary
Offering, pursuant to the transactions described in "Item 1--Security and Issuer," the voting power associated with the Class B common stock, par value $.01 per share, of the Company was reduced from 62.3% to 52.6%.

                                   SIGNATURES

            After reasonable inquiry and to the best of the Company's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2006

                                             LAZ-MD HOLDINGS LLC




                                             By: /s/ Laurence S. Grafstein
                                                -----------------------
                                                Name: Laurence S. Grafstein
                                                Title: Director

                                   Schedule I

            The name of each director of LAZ-MD Holdings is set forth below. The business address of each person listed below is c/o Lazard Ltd, 30 Rockefeller Plaza, New York, NY 10020. Each person listed below is a citizen of the United States of America. The present principal occupation or employment of each of the persons listed below is Managing Director of Lazard Freres & Co. LLC. Steven J. Golub is also Vice Chairman and Chairman of the Financial Advisory Group of Lazard Ltd and Vice Chairman of Lazard Group. Charles G. Ward, III is also President of Lazard Ltd and Chairman of the Asset Management Group of Lazard Ltd and President of Lazard Group. The principal business of Lazard Freres & Co. LLC is to provide financial advisory and asset management services to its clients, and the address of Lazard Freres & Co. LLC is 30 Rockefeller Plaza, New York, NY 10020. By their terms the LAZ-MD Class II Interests become effectively exchangeable on May 10, 2013, however, on each of May 10, 2008, May 10, 2009 and May 10, 2010, holders of LAZ-MD Class II Interests that satisfy certain minimum service requirements and other conditions will be entitled to exchange a third of their respective LAZ-MD Class II Interests. Holders of LAZ-MD Class II Interests, upon the approval of the board of directors of the Company, will, in certain limited circumstances, also have the ability to accelerate the exchangeability of these LAZ-MD Class II Interests. To our knowledge the listed persons do not own any Class A Common Stock. For more information with respect to the timing of exchange, see "Item 6--Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer--Master Separation Agreement--Timing of Exchange" in our initial Schedule 13D filed with the Securities and Exchange Commission by LAZ-MD Holdings on May 20, 2005. Each person listed below holds sole dispositive and voting power over each Class II Interest beneficially owned by such person, and disclaims beneficial ownership of any shares of Class A Common Stock.

Name(a)                LAZ-MD CLASS II    CLASS A COMMON       LAZ-MD CLASS II
                       INTERESTS PRIOR    STOCK SOLD IN        INTERESTS AFTER
                       TO THE SECONDARY   IN THE SECONDARY     THE SECONDARY
                       OFFERING           OFFERING             OFFERING


Kenneth M. Jacobs      1,979,337          287,352              1,691,985
Frank A. Savage, Jr.   938,916            136,308              802,608
Laurence S. Grafstein  629,328            91,362               537,966
Steven J. Golub        1,725,576          250,512              1,475,064
Charles G. Ward III    1,522,567          221,040              1,301,527


     (a) Includes interests held by such person and the family trusts or grantor retained annuity trusts (and similar entities) created by them. Such person is trustee of each such trust,except that the trustee of Mr. Grafstein's trust, which holds 15% of his Class II Interests listed, is his spouse. The ownership does not reflect any restricted stock units issued to such person, all of which are not currently vested.


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